Emeco Holdings Limited

18th April 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited – Presentation to UBS Emerging Companies Conference, released to the Australian Stock Exchange Limited on 18 April 2007*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Exemption File No: 82-35011

Emeco

"Helping you move the Earth"™


CATERPILLAR
785B
CATERPILLAR

Emeco Holdings Limited
Business Overview

CONFIDENTIAL

Disclaimer and Important notice

Emeco

- This presentation may contain forward looking statements that are subject to a range of risk factors and uncertainties. Whilst these statements are considered to be based on reasonable assumptions, the statements themselves and the assumptions upon which they are based may be affected by a range of circumstances which could cause actual results to differ significantly from the results expressed or implied in these forward looking statements. These circumstances include, but are not limited to: changes in the demand for volume of earth moved in the mining and civil construction sectors, changing customer preferences regarding the rental of heavy earthmoving equipment, industry competition, price fluctuations and general economic and financial market conditions, both in Australia and internationally. To the maximum extent permitted by law, Emeco Holdings Ltd, its directors, officers, employees and agents disclaim liability for any loss or damage which may be suffered by any person through the use of or reliance on anything contained in or omitted from this presentation.

- The information in this presentation is not an offer or recommendation to purchase or subscribe for securities in Emeco Holdings Ltd *or to retain any securities currently held.*

File No. 82-

Emeco rents dry-hire heavy earthmoving equipment to the mining and construction industries


CATERPILLAR

Agenda

Emeco

1. **Business highlights**
2. Industry overview
3. Business overview
4. Financial overview

Rental Market Share and Global Locations

#1 market share in Australia and Indonesia and a growing presence in Canada, USA and Europe

Australia | Indonesia | Canada | USA | Europe



531
350
#2
121
90
#2
261
56
8

Number of machines | Number of machines | Number of machines | Number of machines | Number of machines



Karratha
Kalgoorlie
Perth
Adelaide
Orange
Bendigo
Melbourne
Mackay
Brisbane
Kempsey
Somersby/Rutherford
Sydney
Balikpapan
Jakarta
Fort McMurray
Grand Prairie
Edmonton
Regina
Winnipeg
London
Atlanta
Houston
Hardenburg
Moerdijk

Source: *Emeco Management*

Notes: Machine numbers as of 1 January 2007 and includes Euro Machinery BV; #2 indicates Number 2 player in rental market

Continued growth in "volume of earth moved" in existing markets

Emeco

Emeco's growth is not dependent on commodity prices

Forecast earth moved by commodity


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mbcm
10.9% CAGR
(2000–2005)
6.1% CAGR
(2005–2010F)
Copper
Gold
Iron
Coal
2000
2002
2004
2006F
2008F
2010F

Forecast earth moved by country


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mbcm
10.9% CAGR
(2000–2005)
6.1% CAGR
(2005–2010F)
Canada
Australia
2000
2002
2004
2006F
2008F
2010F

Source: AME Mineral Economics

Notes: Charts based on volume of earth moved in Australia (open cut mining of coal, gold, iron ore, copper), Indonesia (open cut mining of coal, gold, copper) and Canada (open cut mining of oil sands). Emeco's equipment is used directly in the mining of coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining

Significant potential to increase penetration of rental model

Emeco

Management expects development of the rental market and changing attitudes to rental to drive further rental penetration and provides another avenue for growth


100%
80%
60%
40%
20%
0%
13%
7%
2%
0%
0%
Australia
Indonesia
Canada
USA
Europe
Emeco Base
Remaining Base

Source: Management estimates based on the number of comparable heavy earthmoving machines Emeco has and the total installed base of heavy earthmoving equipment as at 31 December 2006. The estimate of total installed base is sourced from the Parker Bay Company as at 31 December 2006, excluding draglines and drills.

File No. 82-

Competitive advantage through global procurement network

Emeco


Market intelligence
Residual management
Procurement capabilities
Access to equipment
Wholesale pricing
Canada
USA
Chile
UK
Europe
Russia
South Africa
Japan
Hong Kong
Indonesia
Australia
Equipment sourced from these countries in 2000–2006

File No. 82-3

World class custom built maintenance facilities

Emeco


Euro Machinery
Euro Machinery New Premises – Hardenburg, Netherlands


Emeco
Emeco Premises – Mackay, QLD


Emeco
Emeco Premises – Rutherford, NSW


Euro Machinery New Premises – Hardenburg, Netherlands


Emeco
Emeco
Emeco Premises – Somersby, NSW


Emeco Premises - Redcliffe, WA

File No. 82-35011

Management's track record of execution

Disciplined management of growth capital, successful entry into new geographic markets and strategic acquisitions in Australia, Canada and USA have delivered EBITDA CAGR of 44% since 2000



Focus on Queensland growth
Entered Indonesian rental market
Established Parts and Sales joint ventures
Acquired WA Parts business (Natrac)
Established Emeco USA
Acquired partners interests in joint venture
MBO
Established Emeco Europe
Acquired River Valley (Canada)
Acquired Andy's Earthmovers
Acquired Bevan's and TSM (USA)
IPO
Acquired Euro Machinery
Pro Forma EBITDA ($M)
250
200
150
100
50
0
Commodity Price Index
200
180
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005
2006
2007F
Actual Pro Forma EBITDA
Forecast Pro Forma EBITDA
Commodity Price Index (RHS)
LTM Rolling EBITDA

Source: Emeco Management

Note: Commodity price index is the equal-weighted average of indices of gold, coal and iron ore prices, with a base date of 1 January 1997.

Agenda

Emeco

1 Business highlights

2 Industry overview

3 Business overview

4 Financial overview

Emeco's primary market

Emeco

Emeco primarily operates in the market for heavy earthmoving equipment rental, predominantly to the mining industry in Australia, Indonesia and Canada

1H07 Rental Revenue Contribution


Oil
3%
Zinc
7%
Other
10%
Civil
14%
Iron Ore
10%
Gold
17%
Coal
39%

1H07 EBITDA Contribution


Rest of World
12%
Indonesia
13%
Australia
74%

Source: Emeco Management

Note: Oil includes conventional oil and gas, oil sands and infrastructure related to the production of oil from the oil sands. EBITDA Contribution excludes Corporate costs

Renting with Emeco

There are five main reasons why companies rent from Emeco which provides the customer with capital and operational efficiency and lower costs per hour

Reasons	Customer Constraint
Availability	◇ Delivery delays for new equipment ◇ Limited contacts/expertise to purchase second hand machines
Flexibility	◇ Fluctuations in fleet requirements over life of mine ◇ Unplanned work or increased production targets that exceed fleet capacity
Capital Management	◇ Allocating limited capital between exploration/development and operations
Residual Risk Management	◇ Optimising disposal timing ◇ Disposal avenues available
Asset Management	◇ Limited expertise or reliant on outsourcing, potentially increasing downtime of machines and efficiency

Leads To

Capital and Operational Efficiency and Lower Cost Per Hour

Agenda

Emeco

1 Business highlights

2 Industry overview

3 **Business overview**

4 Financial overview

Integrated business model

Emeco has an integrated business model, delivering low-houred machinery to customers with ongoing parts and maintenance support


Rental
94% 1H07 pro forma EBITDA
157 staff
16 locations
969 units
Global Procurement
Market intelligence
Access to equipment
Wholesale pricing
Residual management
Sales
4% 1H07 pro forma EBITDA
54 staff
18 locations
366 units
Parts and maintenance
2% 1H07 pro forma EBITDA
185 maintenance staff
51 parts staff
9 locations

Source: Emeco Management, fleet and staff numbers as of 31 December 2006

Customer and contract profile

Emeco rents to a diverse range of customers backed by short-term contracts that are typically extended

Type of Customer


FY06
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Large
Small
Total
Miner
Contractor
Other
1H07
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Large
Small
Total
Miner
Contractor
Other

Average contract length


31 March 06
Months
20
10
0
7
16
Average Initial Contract
Average Stay to Date
31 December 06
Months
20
10
0
16
10
Average Initial Contract
Average Stay to Date

Blue chip customers

Anglo American	BHP Billiton	Newcrest Mining	Placer Dome	Rio Tinto	Xstrata	Zinifex

Notes:

A Large customer is defined as companies with a market cap greater than $1 billion, or joint ventures or associates where a Large company is a major participant. Percentages are based on total revenue as at 31 December 2006

Average contract length is based on rental contracts at 31 December 2006 in Australia and Indonesia

Growth Strategy

Emeco

Going forward, Emeco expects growth to come from both organic growth and three distinct areas of step-out opportunities

Organic growth

- ◇ Growth in earth moved is expected to continue in the mining industry served by Emeco in Australia, Indonesia and Canada
- ◇ Key drivers of rental behaviour are expected to continue to underpin increased rental penetration going forward

Acquisitions

- ◇ International scale and leadership position Emeco as the logical consolidator of small-medium scale fleet owners
- ◇ Some acquisitions are being considered

New Geographies

- ◇ Size of markets not served by Emeco is 3x the size of markets served
- ◇ North America and Europe are expected to provide the next leg of global expansion for Emeco
- ◇ Since the *IPO*, 5 branches have been established in *USA and Canada* and *Euro Machinery acquired*
- ◇ Potential future markets include Africa, Chile and India

Non-mining opportunities

- ◇ Civil construction and aggregates represents 14% of rental revenue YTD
- ◇ Significant opportunities for growth in civil construction and aggregates

Agenda

Emeco

File No. 82-35011

Financial highlights

Emeco

Pro forma revenue



600
500
400
300
200
100
0
A$m
CAGR = 29%
190
251
292
383
524
1H07
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007F
Revenue

Pro forma EBITDA



250
200
150
100
50
0
A$m
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
CAGR = 36%
61
73
96
143
207
1H07
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007F
EBITDA
Margin

Pro forma EBITA



140
120
100
80
60
40
20
0
A$m
25%
20%
15%
10%
5%
0%
CAGR = 38%
34
41
63
89
122
1H07
FY2003
FY2004
FY2005
FY2006
FY2007F
EBITA
Margin

Source: Emeco Management

Operating cashflow

Emeco

Strong growth in operating cashflows continue to support Emeco's growth aspirations

Pro forma EBITDA - maintenance capex



200
150
100
50
0
A$m
CAGR = 39%
41
61
81
98
154
2003A
2004A
2005A
2006A
2007F
EBITDA - maintenance capex

Source: Emeco Management

File No. 82-35011

Utilisation and returns

Emeco

Emeco's client base drives attractive utilisation rates and returns in Australian and Indonesian rental markets

Utilisation rates [1]



100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jul-05
Nov-05
Mar-06
Jul-06
Nov-06
Australia
Aust and Indo

Pro forma return on funds employed ("ROFE") [2]



50%
40%
30%
20%
10%
0%
200
180
160
140
120
100
80
60
40
20
0
A$m
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
LTM rolling EBITA
LTM rolling Depreciation
EBITA ROFE
EBITDA ROFE

The utilisation rate for Emeco's Australian and Indonesian rental fleet averages 79%

Emeco has maintained strong and consistent pro forma EBITA and EBITDA ROFEs over time

Source: Emeco Management

Notes:

1. Percentage of Emeco's rental equipment which is at customer sites (excluding machines in transit)
2. Quotient of (i) the sum of EBITDA or EBITA, as the case may be, for each of the last twelve months, divided by (ii) Average Funds Employed for the same period. Average Funds Employed is the average of each month's closing net tangible assets plus interest bearing liabilities on the last day of each of the last twelve months

Run rate EBITDA

Emeco

Run rate EBITDA reflects the full year effect of capital expenditure throughout the financial year



200
180
160
140
120
100
80
60
40
20
0
A$m
Actual
Run rate[3]
60.7
67.8
73.3
82.7
96.4
109.2
143.4
186.5
99.8
106
2003
2004
2005
2006
1H07

	2003	2004	2005	2006	1H07
Funds employed (period end): [1]	**204.9**	**261.6**	**326.8**	**627.9**	**747.8**
Historical EBITDA ROFE [2]	**33.1%**	**31.6%**	**33.4%**	**29.7%**	**28.4%**

Source: Emeco Management

Notes:

1. Funds employed is defined as net tangible assets plus interest bearing liabilities at period end
2. Historical EBITDA ROFE is calculated as the quotient of the sum of EBITDA for each of the last twelve months, divided by average funds employed over the same period
3. Run rate is calculated as the product of funds employed at period end and historical EBITDA ROFE and in the context of the forecast period reflects the annualised input of existing contracts

File No. 82

Strong capital expenditure pipeline

Emeco

Emeco already has commitments in place that will exceed its 2007F prospectus capital expenditure



300
250
200
150
100
50
0
$ Millions
54.6
53.1
103.7
150.1
9.7
39.9
168.0
243.1
Maintenance
Organic Growth
Acquisition Growth
TOTAL
Prospectus
Committed

Source: Emeco Management

Note: Committed capital expenditure as at 31 December 2006

File No. 82-35011

Earnings lag from growth capital

Emeco

Inevitable lag between committed capital and earnings. Full year earnings from growth capital underpins growth in the following year

YTD Capital Purchased v Deployed



TOTAL
145.1
154.2
Acquisition Growth
24.1
24.1
Organic Growth
100.8
108.8
Maintenance
20.2
21.3
0
50
100
150
200
Capital ($Millions)
Purchased
Deployed

Run Rate EBITDA



A $M
210
190
170
150
130
110
90
70
50
143
43
21
207
FY2006F
Run rate
New growth
FY2007F
Run Rate²

Source: Emeco Management

File No. 82-35011

Statement of pro forma financial performance

Emeco

Emeco has achieved its FY2006 prospectus forecast and is on track to achieve its FY2007 prospectus forecast

A$m	FY2003	FY2004	YOY % Change	FY2005	YOY % Change	FY2006	YOY % Change	FY2007F	YOY % Change
Revenue	189.9	251.3	32.3%	291.8	16.1%	382.8	31.2%	524.5	37.0%
EBITDA	**60.7**	**73.3**	**20.8%**	**96.4**	**31.5%**	**143.4**	**48.8%**	**207.3**	**44.6%**
Depreciation	-26.4	-32.5		-33.4		-54		-85.5	
EBITA	**34.3**	**40.8**	**19.0%**	**63**	**54.4%**	**89.4**	**41.9%**	**121.8**	**36.2%**
Amortisation	-0.7	-1.3		-9.4		-10.5		-3.4	
EBIT	**33.6**	**39.5**	**17.6%**	**53.6**	**35.7%**	**78.9**	**47.2%**	**118.4**	**50.1%**
NPAT								70.3	
NPAT (before amortisation)								**73.7**	

END